SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANUAL FOR PARTICIPATION

Shareholders' Meetings

202nd Extraordinary General Meeting

September 27, 2021

TABLE OF CONTENTS

I.	Message from the Chairman of the Board of Directors	3
II.	Guidance for Participation in the Extraordinary General Meeting	4
	Participation via Ballot Paper	4
	Participation via Digital Platform (Microsoft Teams)	5
	In person participation - Shareholder	6
	In person participation - Shareholder Represented by Proxy	6
	Holders of ADRs	7
	Final guidelines	7
III.	Call Notice	8
IV.	Information on the matters to be examined and discussed at the 202nd Extraordinary General Meeting	10
	Analysis, discussion and voting on the proposal to fill a vacant position in the Nomination and Evaluation Committee	10
	Analysis, discussion and voting on the proposal to review the global annual compensation of the Board of Directors, Supervisory Board and Statutory Committees	12
	Analysis, discussion and voting on the proposal to reform and consolidate the Company's Bylaws, according to the changes detailed in the management proposal	14

Annexes

I - Summary of the 37th Nomination and Evaluation Committee - CIA meeting, of August 25, 2021

II - Item 12.7 of CVM’s Reference Form (in compliance with CVM Instruction no. 481/2009)

III - Item 13 of CVM’s Reference Form

IV - Company’s Bylaws with highlighted proposed changes, according to art. 11 of CVM Instruction no. 481/09

V - Proposed change with description of current and proposed articles and justification for change, according to art. 11 of CVM Instruction no. 481/09

VI - Company’s Bylaws

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I.	Message from the Chairman of the Board of Directors

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in General Shareholders’ Meetings of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency, equity, accountability and corporate responsibility.

The Manual aims to present, in a clear and brief way, the information related to the Company’s General Shareholders’ Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the corporate agenda of the Company.

Considering the effects of the COVID-19 (coronavirus) pandemic in Brazil and the measures adopted by health authorities and governments to address it, the Extraordinary General Meeting - EGM shall be carried out in a partially digital mode, allowing the shareholds to take part virtually.

Thus, Copel’s 202nd Extraordinary General meeting was called for September 27, 2021, at 3 p.m., at the Company’s headquarters located at Rua José Izidoro Biazetto nº 158, Bloco A, Bairro Campo Comprido, CEP 81200-240, Curitiba - PR, Brazil, and via Microsoft Teams, a digital platform.

The matters to be presented in the EGM for resolution of shareholders are described in the Call Notice and in this Manual as well as the types of shares granting the right to vote on each item of the agenda. This Manual seeks to encourage and enable the participation of shareholders in the General Meeting.

Besides the Chief Executive Officer, other Officers responsible for the subjects of the EGM will attend the General Meeting, who will be able to provide additional clarifications, if necessary, on the subjects on the agenda.

Your participation is very important, considering that issues relevant to the Company and its shareholders are dealt with in this General Shareholders’ Meetings.

Yours sincerely,

Marcel Martins Malczewski

Chairman of the Board of Directors

3/17

II.	Guidance for Participation in the General Shareholders’ Meeting

Copel’s shareholders may take part in the General Meeting: (a) via Ballot Paper, the template of which is made available to shareholders on the following websites: the Company’s (http://ri.copel.com), [B]³ Brasil, Bolsa, Balcão - B3 and Brazilian Securities and Exchange Comission (CVM); (b) via Digital Platform (Microsoft Teams) which may be accessed personally or by a duly appointed proxy, pursuant to CVM Instruction no. 481/2009; or (c) attending it in person, at the Company’s head office, located at Rua José Izidoro Biazetto nº 158, Bloco A, Bairro Campo Comprido, CEP 81200-240, Curitiba - PR, Brazil, or by appointing a proxy with specific powers to represent him/her, who shall attend it in person, as described below.

Participation via Ballot Paper

In order to facilitate and encourage the participation of its shareholders, the Company will adopt the remote voting system under the terms of CVM Instruction no. 481/2009, allowing its Shareholders to send distance voting ballots through their respective custody agents, by the Bookkeeping Agent or directly to the Company, in accordance with the following guidelines:

- distance voting ballots have been made available by the Company, as of this date, on the Company's website (https://ri.copel.com/) and on the CVM's (http://www.cvm.gov.br) and B3's (http://www.b3.com.br/pt_br/) websites, in printable and manually fillable versions.

Shareholders who choose to exercise their right to vote at a distance may (i) fill out and send the voting form directly to the Company, or (ii) transmit the filling out instructions to qualified service providers, according to the guidelines below:

•	Exercise of voting rights through service providers - Remote voting system - Shareholders who choose to exercise their right to vote at a distance through service providers should transmit their voting instructions to their respective custody agents or through the Bookkeeping Agent (Banco Bradesco S.A.), in accordance with the rules determined by the latter, which, in turn, will forward such votes to the Central Depository of [B]³ Brasil, Bolsa, Balcão. To this end, shareholders should contact their custody agents or the Bookkeeping Agent (Banco Bradesco S.A.) and check the procedures they have established for issuing voting instructions via ballot paper, as well as the documents and information they require to do so.
•	Shareholder sending the ballot directly to the Company - The shareholder who chooses to exercise his/her voting right at a distance directly to the Company should, preferably, considering the Coronavirus pandemic scenario (COVID 19) and the prevention measures adopted to contain its dissemination, send a digitalized copy of the ballot and the pertinent documentation to the following e-mail address: acionistas@copel.com. Alternatively, the shareholder may send the physical copy of the ballot paper and pertinent documentation to Copel's head office at Rua José Izidoro Biazetto nº 158, Bloco A, Bairro Campo Comprido, CEP 81200-240, Curitiba - PR, Brazil, Finance and Investor Relations Department, at its Shareholders and Custody Department.

For the voting form to be considered valid, it is essential that (i) its fields are duly filled out; (ii) all of its pages are initialed; and (iii) at the end, the shareholder or his/her legal representative, as the case may be and according to the terms of the legislation in effect, has signed the form, and that it is accompanied by a certified copy of the following documents: (a) for individuals: - identity document with photo of the shareholder; (b) for legal entities: - last consolidated bylaws or articles of incorporation and the corporate documents that prove the legal representation of the shareholder; and - identity document with a photo of the legal representative; (c) for investment funds: - last consolidated regulation of the fund; - bylaws or articles of incorporation of its administrator or manager, as the case may be, observed the voting policy of the fund and corporate documents that prove the powers of representation; and - identity document with a photo of the legal representative.

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The documents must be received by the Company, in full order, within seven (7) days prior to the date of the General Meeting, that is, by September 20, 2021 (inclusive), pursuant to article 21-B of CVM Instruction no. 481/2009. Ballots received by the Company after this date will not be considered.

Within 3 (three) days from the date of receipt, Copel will inform the shareholder if the documents sent are sufficient for the vote to be valid or of the need for rectification, under the terms of article 21-U CVM Instruction no. 481/2009.

In addition, the Company informs that: (i) in case of receipt of divergent ballot papers for a same CPF or CNPJ number, received directly by the Company and by the Bookkeeping Agent, the ballot sent by the Bookkeeping Agent will prevail, pursuant to article 21-W §2 of CVM Instruction no. 481/2009; (ii) when the Custodian Agent receives divergent voting instructions for a same CPF or CNPJ, both will be disregarded, pursuant to article 21-S of CVM Instruction no. 481/2009; (iii) once the period for receiving remote voting has expired, the shareholder will not be able to change the voting instructions, except at the General Meeting itself; (iv) in the event of adjournment of the meeting, the voting instructions will be considered normally, as well as in its holding on second call, provided that the adjournment is less than 30 days from the initially scheduled date, pursuant to article 21-X of CVM Instruction no. 481/2009.

Participation via Digital Platform (Microsoft Teams)

Considering the effects of the COVID-19 (coronavirus) pandemic in Brazil and the measures adopted by health and government authorities to address it, the Annual General Meeting will be held in partially digital mode, allowing its Shareholders to take part virtually.

The shareholder, personally or represented by proxy, who chooses to participate in the Meeting through the Digital Platform must necessarily send a request to the Company, to the e-mail address acionistas@copel.com, up to 48 hours before the Meeting is held, that is, until 3:00 p.m. (Brasília time), on September 23, 2021, and such request must be duly accompanied by the following documents:

•     Individual Shareholder:

(a) valid identification with photo (original or certified copy) of the shareholder;

(b) proof of ownership of shares issued by Copel, from depositary or custodian financial institutions; and

(c) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

•     Legal Entity Shareholder or Legal Entity:

(a) valid identification with photo of the legal representative (original or certified copy);

(b) documents proving representation, including appointment by proxy and copies of professional qualification documents and minutes of the directors' election; and, in the case of an investment fund, copies of (i) bylaws/regulations of the fund in effect, (ii) professional qualification documents of its director, administrator or legal representative, as the case may be; and (iii) the minutes of the election of such persons;

(c) proof of ownership of shares issued by Copel, from depositary or custodian financial institutions; and

(d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

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Copel will send the respective instructions and invitation to access the system for digital participation in the Annual General Meeting to the shareholders who have submitted their request within the period and under the conditions above. If a shareholder who has duly requested digital participation does not receive the e-mail with the instructions or the invitation for access and participation by 3:00 p.m. (Brasília time) on September 24, 2021, he/she must contact the Company by e-mail acionistas@copel.com or by telephone (+55) 0800 41 2772 (toll-free) by 10:00 a.m. (Brasília time) on September 27, 2021.

The technical requirements for participating in the Annual General Meeting by digital means are:

(a) If participating by mobile device: (i) have the Microsoft Teams application installed; and (ii) have a broadband connection.

b) If participating by computer: (i) have a compatible web browser and minimum processor or other requirements recommended by the platform supplier (see more information at: https://www.microsoft.com/pt-br/microsoft-teams); (ii) broadband connection to the Internet; and (iii) integrated webcam or external USB camera. For better operation of the platform, we recommend that the Microsoft Teams application be installed on the computer.

The Company informs that there will be a full recording of the Meeting, as required by item II, Paragraph 1, Article 21-C, and that the duly registered shareholder who participates in the Annual General Meeting by digital means will be considered present, being able to exercise his respective voting rights, and sign the respective minutes, pursuant to Article 21-V, III and Paragraphs 1 and 2 of CVM Instruction no. 481/09, as amended by CVM Instruction no. 622/2020.

The Company is not responsible for any operational or connection problems that the shareholder may face, as well as for any other issues beyond the Company's control that may make it difficult or impossible for the shareholder to participate in the Annual General Meeting by digital means.

In person participation - Shareholder

Shareholders wishing to attend the General Meeting in person must present themselves a few minutes before the time indicated in the Call Notice, bearing the following documents

•	Identity document (RG, RNE, CNH or officially recognized professional class card); and

•	Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel or by the bookkeepper of the Company’s shares.

In person participation - Shareholder Represented by Proxy

Shareholders who cannot attend and wish to participate in the General Meeting in person may appoint a proxy with powers to represent them.

As provided for in the Brazilian Corporation Law. (Federal Law 6404, of December 15, 1976, paragraph 1 of art. 126), the proxy of the individual shareholder shall be a shareholder of the Company, a lawyer or manager of the Company or of a financial institution/investment fund. In the case of legal entities or investment funds, they may be represented by an appointed proxy appointed in accordance with their articles of association or bylaws and according to the rules of the Civil Code, without the need for such person to be a Company manager, shareholder or attorney-in-fact (CVM case RJ2014/3578, judged on November 4, 2014). In any case, the proxy must have been instituted less than one year before the date of the General Meeting.

The documents required are the following:

•	Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);

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•	Bylaws or Article of Incorporation and the instrument of election/appointment of the managers in the event of the grantee being a legal entity; and
•	Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian or by the Bookkeepper of the Company’s shares.

Note: The documents referred to in the item above must be sent by e-mail to acionistas@copel.com, preferably up to 48 hours before the Meeting.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Final guidelines

For the eventual in person participation, the Company will adopt all the safety measures required to reduce the risks of infection by the new coronavirus during the Meeting, such as the mandatory use of masks; use of alcohol gel for hand hygiene; and social distancing among the participants.

We emphasize that, in the case of governmental decrees related to the control measures of the COVID-19 pandemic (coronavirus), issued after the publication of this Notice, which prevent the physical presence in the Assembly, it will be held exclusively digitally, as it will be previously informed to the shareholders through a communication to the market.

Should there be any doubt concerning the General Meeting procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (+55) 0800 41 2772 or through the e-mail address acionistas@copel.com.

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III.	Call Notice

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Extraordinary General Meeting to be carried out partially in digital form, pursuant to CVM instruction no. 481/2009, on September 27, 2021, at 3 p.m., at the Company’s head office located at Rua José Izidoro Biazetto nº 158, Bloco A, Bairro Campo Comprido, CEP 81200-240, Curitiba - PR and via Microsoft Teams, to decide on the following agenda:

ANNUAL GENERAL MEETING

1.	Analysis, discussion and voting on the proposal to fill a vacant position in the Nomination and Evaluation Committee;
2.	Analysis, discussion and voting on the proposal to review the global annual compensation of the Board of Directors, Supervisory Board and Statutory Committees;
3.	Analysis, discussion and voting on the proposal to reform and consolidate the Company's Bylaws, according to the changes detailed in the management proposal including the following modifications, among others:
	a)	inclusion of powers to the Board of Directors to authorize the execution of indemnity agreements by the Company;
	b)	inclusion of the statutory provisions regarding the possibility of entering into indemnity agreements by the Company, including attribution of powers to the Board of Directors to approve the guidelines of such instrument, as well as coverage exclusions and clarification regarding the indemnity coverage, in addition to the civil liability insurance, currently in use by the Company;
	c)	other adjustments of wording, cross reference and renumbering of provisions; and
	d)	consolidation of such proposed statutory changes in the Company's current Bylaws.

Documents referring to the matters to be discussed at the General Meeting, including the Manual for Participation in General Shareholders’ Meetings and the Management's Proposal, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com).

Considering the effects of the COVID-19 (coronavirus) pandemic in Brazil and the measures adopted by health authorities and governments to address it, the Annual General Meeting shall be carried out in a partially digital mode, so the Company’s shareholder may take part in the General Meeting:

(a) through a ballot paper for the exercise of his/her voting right at a distance, whose template is available to shareholders on the following websites: the Company’s (http://ri.copel.com), Brasil, Bolsa, Balcão - B3 and Brazilian Securities and Exchange Comission (CVM);

(b) via digital platform (Microsoft Teams), which shall be accessed personally or by a dully appointed proxy, according to CVM Instruction no. 481/2009; or

(c) attending it in person, at the Company’s head office, located at Rua José Izidoro Biazetto nº 158, Bloco A, Bairro Campo Comprido, CEP 81200-240, Curitiba - PR, Brazil, or by appointing a proxy with specific powers to represent him/her, who shall attend it in person.

We inform you that the shareholder may participate in the Meeting having or not sent the Ballot Paper, but if he/she chooses to vote at the Meeting, any voting instructions previously sent by means of the Ballot by the shareholder will be disregarded, and the vote cast at the Meeting will prevail.

8/17

Distance voting ballots may be sent, pursuant to CVM Instruction no. 481/09, through the Shareholders' custody agents, to the Bookkeeping Agent for the shares issued by the Company, or directly to the Company, in accordance with the guidelines in the Manual for Participation in Shareholders' Meetings.

The proof of share ownership must be made in accordance with Federal Law no. 6404/1976 - Corporation Law and Copel's Bylaws, as applicable.

To participate in the Meeting in person, it is recommended that powers-of-attorney for the General Meeting, together with all other supporting documents, be sent by e-mail to acionistas@copel.com up to forty-eight hours before the Meeting is held.

To participate in the Meeting via Digital Platform, the shareholder must necessarily send a request to the Company, to the e-mail address acionistas@copel.com, up to 48 hours prior to the Meeting, that is, until 3:00 p.m. (Brasília time), on April 27, 2021, which must be duly accompanied by the following documents:

- Individual Shareholder:

(a) valid identification with photo (original or certified copy) of the shareholder;

(b) proof of ownership of shares issued by Copel, issued by the depositary financial institution or custodian; and

(c) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

- Legal Entity Shareholder or Legal Entity:

(a) valid identification with photo of the legal representative (original or certified copy);

(b) documents proving representation, including appointment by proxy and copies of professional qualification documents and minutes of the directors' election; and, in the case of an investment fund, copies of (i) bylaws/regulations of the fund in effect, (ii) professional qualification documents of its director, administrator or legal representative, as the case may be; and (iii) the minutes of the election of such persons;

(c) proof of ownership of shares issued by Copel, issued by the depositary financial institution or custodian; and

(d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

The instructions for accessing the Digital Platform and/or sending the Distance Voting Ballots, pursuant to CVM Instruction no. 481/2009, can be found in the Manual for Participation in Shareholders' Meetings. We inform you that under the terms of the legislation in force, the Meeting will be recorded.

Despite the possibility of participating via Digital Platform, Copel recommends shareholders to adopt the Distance Voting Ballots.

We also highlight that, in the case of governmental decrees related to control measures of the COVID-19 (coronavirus) pandemic issued after the publication of this Call Notice, which prevent the physical presence in the meeting, the General Meeting will be held exclusively digitally, as it shall be previously informed to the shareholders through a communication to the market.

Curitiba, August 26, 2021

Marcel Martins Malczewski

Chairman of the Board of Directors

9/17

Publication

This Call Notice will be published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspaper Folha de Londrina as from August 27, 2021, being also available on the Company’s website (ir.copel.com).

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IV.        Information on the matters to be examined and discussed at the 202nd Extraordinary General Meeting

Below the Company’s Management presents some clarifications related to each item for resolution at the Extraordinary General Meeting for the exercise of a conscious vote:

è	1 - Analysis, discussion and voting on the proposal to fill a vacant position in the Nomination and Evaluation Committee

Clarifications

The Nomination and Evaluation Committee - NEC, pursuant to Article 53 of the Bylaws, is a permanent statutory body, auxiliary to the shareholders, with the prerogatives set forth in Federal Law no. 13,303/2016 and in its Internal Rules of Procedure, which shall verify the compliance of the nomination and evaluation process of the managers and the members of the Supervisory Committee and of the Statutory Committees, pursuant to the legislation in force.

The Committee is unique for Copel Holding and its wholly owned subsidiaries, and may be extended to subsidiaries, associated companies and other companies in which Copel has an interest.

The members of the NEC issue opinions to assist shareholders about compliance in the nomination of managers and members of Supervisory Committee and of the statutory committees, observing compliance with the requirements and absence of prohibitions for the respective elections.

Vacancies and voting right

The Nominations and Evaluation Committee will be composed of 03 (three) members, elected and dismissed by the General Assembly, with a unified mandate of 02 (two) years, as of the date of their election, with a maximum of 02 (two) consecutive reappointments allowed, as follows:

a)   02 (two) members appointed by the company’s controlling shareholder (only holders of common shares have voting rights);

b)   01 (one) member nominated by the minor shareholders (controlling shareholders may not vote, only minority holders of common shares have voting rights) being considered elected the candidate obtaining the highest percentage representation of the Company's capital stock, with no minimum limit;

c)   the controlling shareholder will be assured the right to elect the majority of the Committee members.

Appointments

Considering the vacancy in the Nominations and Evaluation Committee, due to the resignation of the member appointed by BNDES Participações S.A. - BNDESPAR, and according to article 4 of the Internal Rules of Procedure of the Nominations and Evaluation Committee, which provides that in case of resignation, dismissal, death, disability, loss of office, legal impediment of any member or other events prescribed by law, the General Meeting shall elect a substitute to complete the term of office, who shall be chosen by the same party that appointed the substituted member, it was proposed by BNDESPAR to compose the Collegiate - filling the vacancy nominated by minority shareholders - to complete the 2021-2023 term of office, the following name:

•      DURVAL JOSÉ SOLEDADE SANTOS

The compliance of the nominee was verified by the Company through a background check and by the Nomination and Evaluation Committee (Comitê de Indicação e Avaliação - CIA), which recorded, in its 37th Meeting, held on August 25, 2021, in item 09, that the nomination for the Nomination and Evaluation Committee contained in this Manual is in compliance with the provisions of Federal Laws nos. 6404/1976 and 13303/2016, the Company's Bylaws and other regulations in force.

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The Summary with CIA's deliberations on the nominations is the Annex I of this Manual.

Compliance

The appointee must provide proof of fulfilment of the requirements and the absence of impediments to holding office, in compliance with the applicable law, besides additional requirements set forth in NPC 0315 - Appointment Policy and NAC 030311 - Nomination of Members of Statutory Bodies by filling the Registration Form.

For this reason, the following documents were required:

EDUCATIONAL BACKGROUND

•      Copy of higher education degree certificate (both sides);

•      Copy of post-graduate degree certificate (both sides), if applicable; and

•      Copy of professional identity card, if applicable.

PROFESSIONAL EXPERIENCE

•      Document of appointment and removal from office if any;

•      Declaration of employment or term of tenure, if any;

•      Copy of employment record book (with current position), if applicable;

•      Updated curriculum vitae (signed), describing proven professional experience in the areas provided for by law; and

•      Other documents that provide proof of professional experience.

OTHER

•      Copy of identity card, containing picture, general registry (RG), tax-payer registry (CPF) numbers and of the Voter's Registration Card;

•      Proof or address with name of appointee and current address, no more than 90 (ninety) days old;

•      Registration Form duly filled and signed.

Annex II - Item 12.7 of CVM’s Reference Form

Voting right

On this item of the agenda, only holders of common shares are entitled to vote.

Ordinary resolution 1. Election of member of the Nomination and Evaluation Committee - NEC: • Durval José Soledade Santos For [ ] Against [ ] Abstain from voting [ ]

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è	2 - Analysis, discussion and voting on the proposal to review the global annual compensation of the Board of Directors, Supervisory Board and Statutory Committees

Clarifications

66thShareholders' Meeting, on April 29, 2021, approved, according to Article 152 of the Brazilian Corporation Law no. 6,404/1976, the annual compensation for the year 2021 of the members of the Company’s Chief Officers, Members of the Board of Directors, Supervisory Board and Members of the Statutory Boards, which, following the same procedures used in the previous year, took into consideration the compensation of the previous fiscal year, without any increase.

The review and improvement of the compensation guidelines for members of the Company's statutory bodies, however, is fundamental to the extent that attracting and retaining appropriately qualified professionals is necessary to preserve and optimize the Company's long-term economic value, and is therefore in line with Copel's directive to adopt the best corporate governance practices.

In this sense, the Company's new Bylaws, approved on March 11, 2021, at the 201st Extraordinary General Meeting, among other changes, enabled to provide for the possibility of creating 3 (three) new statutory committees in order to improve and strengthen Copel's corporate governance system. To the Sustainable Development Committee - CDS was assigned the responsibility of analyzing, evaluating and recommending improvements and strategic guidelines for the compensation programs for executives and directors, in accordance with the internal regulations approved at the 215th Ordinary Meeting of the Board of Directors held on June 16, 2021.

In view of the above, a survey was carried out, with the support of a specialized external consulting firm, which encompassed the remuneration and practices of the Board of Directors and Supervisory Board, as well as of the Statutory Committees, with the objective of verifying the practices of the electric power sector and of national public and private companies similar in size to the Company. As a result of the work, it was identified the need to review the compensation of the members of the various statutory bodies of the Company, as well as the respective chairmen of the Boards and Committees, adjusting their fees.

This study was submitted to the Sustainable Development Committee - CDS for evaluation. At its 2nd Meeting, on July 02, 2021, CDS evaluated and discussed the matter and sent the proposal for revision of the compensation of the Company's statutory bodies to the Board of Directors, with a favorable recommendation.

The Board of Directors, at its 216th Ordinary Meeting, held on July 14, 2021, approved the submission of the proposal for the revision of the compensation in question to the Extraordinary General Meeting for consideration by the shareholders, pursuant to Article 152 of Federal Law no. 6,404/76.

Thus, the Company proposes to revise the annual global compensation limit for the Members of the Board of Directors, Supervisory Board, and of Statutory Committees, for the year 2021, from up to R$13,002,528.27 to up to R$13,486,556.03, which includes:

a) the compensation paid to the Company’s Chief Officers shall be the same one paid in the previous fiscal year;

b) for each of the acting members of the Board of Directors, a monthly compensation equivalent to 21.84% (twenty-one integer and eighty-four tenths percent) of the fixed annual compensation of the Chief Executive Officer, to be paid to the Directors proportionally over the 12 months. The Chairman of the Board of Directors will receive total compensation equivalent to twice the compensation of the member of the Board of Directors;

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c) for each one of the members of the Supervisory Board, a monthly compensation equivalent to 15% (fifteen percent) of the monthly compensation of the Chief Executive Officer, also considering the bonus of an annual compensation intended for the latter, to be paid to the members of the Board proportionally over the 12 months. The Chairman of the Supervisory Board will be entitled to an additional monthly compensation equivalent to 10% (ten percent) of the compensation of the other members of the Supervisory Board;

d) for each member of the Statutory Audit Committee, a monthly compensation equivalent to the compensation of the members of the Board of Directors plus an additional 50% (fifty percent). The Chairman of the Statutory Audit Committee will receive an additional monthly compensation equivalent to 10% of the compensation of the member of the Statutory Audit Committee. The external member will receive compensation equivalent to 40% of the Committee member's compensation.

e) for each of the members of the Nomination and Evaluation Committee, a monthly compensation equivalent to 50% (fifty percent) of the compensation of a member of the Board of Directors;

f) for each of the members of the Investment and Innovation Committee and the Sustainable Development Committee, an additional monthly compensation equivalent to 30% (thirty percent) of the compensation of the members of the Board of Directors. The external members will receive a compensation equivalent to 40% (forty percent) of the sum of the compensation of the members of the Board of Directors and the additional amount established for the members of these committees.

g) for each of the members of the Minority Shareholders' Committee, an additional compensation equivalent to 30% (thirty percent) of the compensation of a member of the Board of Directors.

Therefore, it is estimated that the overall compensation to the Executive Officers, including charges (National Institute of Social Security - INSS, Severance Premium Reserve Fund - FGTS, Representation Allowance (meal allowance) and Social Security and Welfare Plans) for the year will not exceed R$9,876,902.86 (unchanged in relation to that approved at the 66th AGM, on April 29.2021); to the Board of Directors it will be up to R$1,021,172.96, with charges (INSS); to the Supervisory Board it will be up to R$811,741.26, with charges (INSS); to the Statutory Audit Committee it will be up to R$991,878.21 with charges (INSS); to the Nominating and Evaluation Committee it will be up to R$312. 840.06, with charges (INSS); to the Investment and Innovation Committee it will be up to R$200,010.34, with charges (INSS); to the Sustainable Development Committee it will be up to R$200,010.34 with charges (INSS); and to the Minority Committee it will be up to R$72,000.00.

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Management Proposal:

Pursuant to article 17 of the Bylaws, to approve the revision of the value of the limit of the annual global compensation of the members of the Board of Directors, Supervisory Board and members of Statutory Committees of the Company for the fiscal year 2021, in comparison to the one approved at the 66th AGM, of April 29, 2021, so that its total value changes from up to R$13,002,528.27 to up to R$13,486,556.03.

The amount now proposed for the compensation corresponds to an increase of 3.7% (three integer and seven tenths percent) in relation to the value of the limit of the global remuneration of the Management, Supervisory Board and members of Statutory Committees of the Company, which was the object of the proposal submitted to the 66th AGM, of April 29, 2021.

Annex III - Item 13 of CVM’s Reference Form

Approvals:

This matter was subject to review by the Board of Directors at its 216th Ordinary Meeting, on July 14, 2021.

Voting right

On this item of the agenda, only holders of common shares are entitled to vote.

Ordinary resolution 2. Review of the global annual compensation for the Members of the Board of Directors, Supervisory Board and Statutory Committees For [ ] Against [ ] Abstain from voting [ ]

è	3- Analysis, discussion and voting on the proposal to reform and consolidate the Company's Bylaws, according to the changes detailed in the management proposal

Clarifications

On August 4, 2021, according to the minutes disclosed by the Company, the Board of Directors, in its 217th Ordinary Meeting, unanimously decided to approve the forwarding to the General Shareholders Meeting of the proposal to amend Copel's Bylaws (Holding Company), after appreciation by the Board of Control of State Companies - CCEE, recommending its approval.

The beginning of studies and discussions by the Company about the possibility of entering into indemnity agreements occurred at the request of the Board of Directors, at its 180th Meeting, held on March 13, 2019, and of the Supervisory Board, at its 415th Meeting, held on March 13, 2019.

Upon completion of the necessary studies, the Board of Directors, at its 217th Ordinary Meeting, held on August 04, 2021, approved the proposal to reform and consolidate Copel's Bylaws (Holding), as well as its submission to the Extraordinary General Meeting, containing the statutory provisions referring to the possibility of entering into indemnity agreements by the Company, including the granting of powers to the Board of Directors to approve guidelines for that instrument, as well as coverage exclusions and clarification as to the indemnity coverage, in addition to the civil liability insurance, currently in use by the Company.

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Thus, among the main modifications, the following stand out:

(a) granting powers to the Board of Directors to authorize the execution of indemnity agreements by the Company, within the terms established by the bylaws.

In compliance with the provisions of article 11 of CVM Instruction no. 481, 2009, Annex IV contains a comparative chart highlighting the proposed changes in the Company's bylaws and Annex V presents a report detailing the origin and justification for the proposed changes and analyzing their legal and economic effects. Annex VI contains the consolidation of the Bylaws, incorporating the proposed changes.

Additionally, additional clarifications regarding the highlights of the statutory reform are presented below:

Adjustments to the wording and renumbering of provisions

Within the scope of the statutory reform, the administration also proposes to adjust the wording of some provisions in order to make them clearer and more complete. Moreover, with the insertion of new provisions, it was necessary to renumber the bylaws.

Annex V contains a comparative table of the changes and presents detailed justifications for the proposed adjustments.

Consolidation of the bylaws

Finally, having made the statutory modifications, it is proposed to consolidate the Company's Bylaws, which, contemplating all the changes, would come into effect with the wording of Annex VI.

Annexes

IV - Company’s Bylaws with highlighted proposed changes, according to art. 11 of CVM Instruction no. 481/09

V - Proposed change with description of current and proposed articles and justification for change, according to art. 11 of CVM Instruction no. 481/09

VI - Company’s Bylaws

Approvals

This matter was subject to review by the Board of Directors at its 217th Ordinary Meeting, on August 04, 2021.

Voting right

On this item of the agenda, only holders of common shares are entitled to vote.

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Ordinary resolution 3. Total reform and consolidation of the Company's Bylaws: For [ ] Against [ ] Abstain from voting [ ]

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 26, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.